UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

KE Holdings Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

482497 104**

(CUSIP Number)

Baihui Partners L.P.

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

+86 10 5810 4689

With copies to:

Tao Xu, Chief Financial Officer
KE Holdings Inc.

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

+86 10 5810 4689

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 482497 104 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each ADS represents three class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Baihui Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,301,280(1)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%.(2) The voting power of the reporting person represents 76.7% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)                   Represents 885,301,280 class B ordinary shares of which the record owner is Propitious Global Holdings Limited, over which Baihui Partners L.P. acquired voting power pursuant to an Irrevocable Proxy and Power of Attorney executed and delivered by Propitious Global Holdings Limited. Each class B ordinary share is entitled to ten votes.

(2)                   Calculation is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of March 31, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 20, 2021. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Person.

Item 1. Security and Issuer.

This Schedule 13D relates to the class A ordinary shares, par value US$0.00002 per share, of KE Holdings Inc. (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs of the Issuer, each representing three class A ordinary shares, are listed on the New York Stock Exchange under the symbol “BEKE.” The principal executive offices of the Issuer are located at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People’s Republic of China.

Item 2. Identity and Background.

(a): This Schedule 13D is being filed by Baihui Partners L.P. (the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

(b), (c) and (f): Baihui Partners L.P. is a Cayman Islands exempted limited partnership whose principal business office is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The principal business of Baihui Partners L.P. is, among other things, helping better manage the Issuer’s business and carrying out its vision, mission and value continuously. The name, business address, present principal occupation or employment and citizenship of each of the partner of Baihui Partners L.P. are set forth on Schedule A hereto and incorporated herein by reference.

(d) and (e): During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 28, 2021, Propitious Global Holdings Limited executed and delivered an Irrevocable Proxy and Power of Attorney (the “POA”). Pursuant to the POA, Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by the 885,301,280 class B ordinary shares of the Issuer held by Propitious Global Holdings Limited.

Item 4. Purpose of Transaction.

Item 3 is incorporated herein by reference in its entirety.

Except as set forth above, the Reporting Person does not have any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of March 31, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 20, 2021. Each holder of class A ordinary shares of the Issuer is entitled to one vote per share and each holder of class B ordinary shares of the Issuer is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

The shares beneficially owned by the Reporting Person represent approximately 24.8% of the total issued and outstanding ordinary shares of the Issuer, and approximately 76.7% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

(c): Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Person.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Irrevocable Proxy and Power of Attorney, dated July 28, 2021, granted by Propitious Global Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2021

Baihui Partners L.P.

By:	/s/ Yigang Shan
	Name:	Yigang Shan
	Title:	Authorized Signatory

SCHEDULE A

PARTNERS OF BAIHUI PARTNERS L.P.

Partner	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
Yongdong Peng	Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, People’s Republic of China	Chairman of the board and chief executive officer of the Issuer	People’s Republic of China
Yigang Shan	5th Floor, Building 16, No. 5 Jiangtai Road, Chaoyang District, Beijing, People’s Republic of China	Executive director of the Issuer	People’s Republic of China